August 31, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4238

Attention: Mr. Craig Arakawa, Accounting Branch Chief Office of Beverages, Apparel and Mining.

Re: Mail Stop 3561, Caledonia Mining Corporation Plc

Form 20-F for the Year Ended December 31, 2016

Filed March 30, 2017

File No. 000-13345

Dear Mr. Arakawa:

We have received your comment letter dated August 25, 2017 regarding the Form 20-F for the Year Ended December 31, 2016.

The questions you have raised relate mainly to the historic conversion of inferred resources to measured and indicated resources. I am advised by our geological staff that it will take some time for them to prepare the analysis to provide a full answer to your question. Much of the information that is needed to perform this analysis is situated at the mine in Zimbabwe and accordingly, geological personnel will need to travel to the mine to collate the information and prepare the analysis.

Rather than respond to your comments in a piecemeal manner, I therefore request that we are given an additional 10 working days to respond to your letter i.e. we will deliver our response on or before the close of business on September 22, 2017.

I would be grateful if you could indicate whether this is acceptable.

Yours, sincerely,

Mark Learmonth

Chief Financial Officer

Tel + 44 1534 679 802

Email: marklearmonth@caledoniamining.com